PAULSON INVESTMENT COMPANY, LLC

Annual Financial Statements

Year ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-26807

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Paulson Investment Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5335 SW Meadows Road, Suite 465
(No. and Street)

Lake Oswego	OR	97035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Malcolm Winks	(312) 940-8327	awinks@paulsoninvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – If individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Malcolm Winks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Paulson Investment Company, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
President/CFO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

See Attached 3/24/2022

A notary public or other officer completing this
certificate verifies only the identity of the individual
who signed the document to which this certificate
is attached, and not the truthfulness, accuracy, or
validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24
day of March 20 22 by
_____ Malcolm Winks _____,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.



NANCY YADIEA PEREZ GARCIA
Notary Public - California
Los Angeles County
Commission # 2253252
My Comm. Expires Aug 9, 2022

(Seal)   Signature_____

Oath or Affirmation
page:1
3/24/2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.
Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 25, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



Paulson Investment Company, LLC
Annual Financial Statements
Year Ended December 31, 2021

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 -15
Supplementary Information:	
Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission	16
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Securities and Exchange Commission Rule 15c3-3	17
Information regarding Compliance with Rule 15c3-3:	
Report of Independent Registered Public Accounting Firm on Exemption Report	18
Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission	19

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	8,076,340
Receivable from clearing brokers		704,849
Notes and other receivables, net		964,411
Equities securities, at fair value		3,173,322
Warrant securities, at fair value		2,662,583
Rights of Use Assets, net		1,967,428
Fixed assets, net of accumulated depreciation and amortization of $114,307		87,435
Prepaid expenses and other assets		866,482
Total Assets	$	18,502,850

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	389,119
Compensation, employee benefits & payroll taxes payable		1,624,885
Underwriter warrants payable to employees, at fair value		29,545
Margin securities borrowing		1,385,376
Lease Liabilities		2,311,624
Total Liabilities		5,740,549
Member's Equity		12,762,301
Total Liabilities and Member's Equity	$	18,502,850

See accompanying notes to the Financial Statements

Paulson Investment Company, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Investment banking	$	32,405,690
Retail fees and commissions		3,169,891
Commissions - Other		100,262
Market marking and trading		14,946,657
Securities losses, net		(5,153,361)
Interest		16,484
Total Revenues		45,485,623
Expenses		
Commission expense, including warrants distributed		36,889,862
Salaries and benefits		4,241,926
Rent		708,887
Insurance		520,462
Legal services		250,311
Underwriting		466,020
Regulatory		509,908
Travel & entertainment		208,880
Information systems		211,715
Professional fees		247,262
Clearing charges		1,398,572
Market data and routing		738,002
Communications		89,052
Office expense		86,641
Depreciation & amortization		28,966
Interest		401,143
Taxes		44,224
Settlements		93,917
Bad debt expense		66,723
Other		564,843
Total Expenses		47,767,316
Net Loss	$	(2,281,693)

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

		Member's Equity
Member's Equity, December 31, 2020	$	16,556,843
Capital contributions		147,151
Capital distributions		(1,660,000)
Net Loss		(2,281,693)
Member's Equity, December 31, 2021	$	12,762,301

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:		
Net loss	$	(2,281,693)
Changes in net loss not requiring the use of cash:		
Depreciation and amortization		28,966
Amortization of right of use asset		454,235
Changes in operating assets and liabilities:		
Receivable from brokers and clearing brokers		1,581,057
Equity securities, at fair market value		4,285,656
Warrant securities at fair market value		(744,473)
Notes and other receivables		(353,647)
Other assets		(385,169)
Accounts payable and accrued expenses		114,030
Compensation, employee benefits & payroll taxes		(372,151)
Margin securities borrowing		(303,236)
Warrants payable to employees		(147,402)
Lease liabilities		(424,470)
Net cash provided by operating activities:		1,451,703
Cash Flows from Investing Activity:		
Purchase of fixed assets		(34,553)
Net cash used in investing activities:		(34,553)
Cash Flows from Financing Activity:		
Capital distributions		(1,660,000)
Net cash used in financing activities:		(1,660,000)
Net Decrease in Cash		(242,850)
Cash and cash equivalents, Beginning of Year		8,319,190
Cash and cash equivalents, End of Year	$	8,076,340
Supplemental cash flow information:		
Cash paid during the year for interest	$	284,009
Cash paid during the year for income taxes	$	-

Supplemental disclosure of non-cash transactions:
The company received $147,151 in marketable equity securities from its Parent as capital contributions. The company recognized a Right of Use Asset by recognizing a Lease Liability of $306,745.

Non-cash activity:		
Receipt of underwriter stock and warrants	$	15,728,719
Distribution of underwriter stock and warrants payable to employees	$	12,948,466
Amortization of notes receivable	$	113,850

See accompanying notes to the financial statements

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker and market maker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing organizations Vision Financial Markets and Axos Clearing (the "Clearing Brokers"). The Company conducts business throughout the United States and is registered with the Securities and Exchange Commission ("SEC"). It is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation (SIPC). The Company's sole member is its parent company Paulson Capital Holding Company, LLC.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition –

Private Placements and Underwriting

The Company earns private placement fees in securities offerings in which the Company acts as a placement agent, such as PIPES and convertible debt offerings. Fee revenue from private placements and other capital raising transactions is recognized when the underlying transaction is completed (the closing date of the transaction). The revenue is determined based on the terms in each placement agent agreement and is recognized after the performance obligations noted in the agreement have been satisfied. Placement agent fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

2. Summary of Significant Accounting Polices (continued)

The Company earns underwriting fees from securities offerings in which the Company acts as an underwriter or selling group member, such as initial public offerings, follow-on equity offerings, and debt offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; and (ii) the Company has been informed of the number of securities that it has been allotted. Underwriting fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

Revenue from the receipt of private placement and underwriter warrants is recognized when the transaction has been completed and the warrants have been received from the issuer based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrants, the current price of the underlying stock, expected volatility of the stock price, expected dividends from the stock, and the risk-free interest rate for the remaining term of the warrant. Securities grants consist of stocks and warrants that the Company received as part of their underwriting and private placement activity. These securities are usually restricted and are always recorded at their fair market value upon receipt using market prices and when necessary the Black-Scholes method described above.

Advisory Fees

The Company's investment banking income also includes revenues earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, typically the transaction's closing date. Transaction-related costs are recorded as described above.

Commissions

Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. These fees are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Cash Equivalents - Cash equivalents consist of highly liquid investments with maturities of three months or less.

Receivable from Clearing Brokers – Payments, commissions, and other amounts receivable from Vision Financial Markets and Axos Clearing.

2. Summary of Significant Accounting Polices (continued)

Fixed Assets – Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight-line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such investments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in market making and trading on the statement of operations.

Income Taxes – The Company is organized as an LLC and is treated as a disregarded entity for tax purposes. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on their income tax return the taxable income or loss of the Company.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined.

3. Securities Measured at Fair Value on a Recurring Basis

The Company records its equity and warrant securities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The Company's Level 3 assets consist of Underwriter Warrants and Common Stock received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to seven year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies standard deviations of price matched to the remaining time duration of each warrant. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2021:

	Level 1	Level 3	Total
Equity securities	$ 1,838,926	$ 1,334,395	$ 3,173,322
Underwriter warrants	-	2,662,583	2,662,583

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Stocks	Underwriter Warrants	Underwriter Stocks Payable to Employees	Underwriter Warrants Payable to Employees
Balance, December 31, 2020	$ 3,332,601	$ 1,918,110	$ 0	$ 176,947
Fair value of securities received included as a component of revenue from underwriting.	791,250	14,937,469		
Fair value of warrants received as capital contributions.				
Fair value of warrants exercised into restricted stock.	499,721	(499,721)		
Fair value of securities received included as a component of commission expense.			710,182	12,238,284
Fair value of warrants exercised for stock.		(663,116)		
Net income included as a component of net income from trading and marketable securities	(2,578,994)	(644,473)		
Fair value of underwriter warrants distributed to employees.		(12,385,686)		(12,385,686)
Fair value of underwriter stock distributed to employees.	(710,182)		(710,182)	
Balance, December 31, 2021	$ 1,334,395	$ 2,662,583	$ 0	$ 29,545

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2021	Valuation Technique	Unobservable Input	Range Minimum	Maximum	Average
Underwriter warrants	$ 2,662,583	Black-Scholes Option Pricing	Volatility of of underlying			
Underwriter warrants payable to employees	29,545	Model	company	48.8%	572.5%	228.2%

4. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2021, the forgivable notes receivable totaled $208,888. Such notes are with employees, are of one to five-year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain employment length and performance milestones. As per the Company's policy, such loans are amortized on a straight-line basis over the life of the respective loans as commission expense, and as of December 31, 2021, the unamortized portion was $229,168 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

In addition, the Company has receivables from customers of $509,109 and affiliated entities managed by the Company's parent company Paulson Capital Holding Company, LLC of $95,745. The $95,745 balance from affiliates is comprised of advances made by the Company to cover the operating expenses of Paulson BKE Investments, LLC and BioD Paulson1, LLC. The total value of $802,155 is included in the Notes and Other Receivables on the statement of financial condition.

Receivables from Clearing Brokers

The Company has a clearing agreement with its clearing brokers, Vision Financial Markets and Axos Clearing. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits as of December 31, 2021 were $203,895.

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2021, the commission due from the clearing brokers of $500,955 is pursuant to these clearing agreements.

Receivables are reviewed on a quarterly basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

4. Notes and other receivables, net (continued)

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, if any.

Allowance for Doubtful Accounts
The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

The following is a summary of the Company's allowance for doubtful accounts:

Allowance

Allowance for doubtful accounts as of December 31, 2020	$	(30,000)
Bad debt expense		66,723
Direct write-off		(66,723)
Allowance for doubtful accounts as of December 31, 2021	$	(30,000)

The notes and other receivables net balance of $802,155 is net of this this allowance for doubtful accounts.

5. Fixed Assets

As of December 31, 2021, the company had fixed assets totaling $201,743 comprised of furniture and equipment of $136,196 and leasehold improvements of $65,547. As per the Company's policy, furniture and equipment are depreciated on a straight-line basis over the useful life of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. As of December 31, 2021, the undepreciated and unamortized portion of all fixed assets was $87,435.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $7,093,529 of which $6,859,529 was in excess of its required net capital of $234,000. The Company's net capital ratio was .34 to 1.

7. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021, and through the date of this report there is one open arbitration claims pending with a former customer of the Company. The Company's management feels these cases have little merit and has no way of estimating any potential arbitration awards or settlements. Should any award or settlement be paid out on this claim, the Company maintains insurance policies that cap its exposure at $250,000 per claim. The Company's potential exposure to adverse arbitration judgements is immaterial to the financial statements.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2021.

The worldwide outbreak of the coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, no adjustments have been made to these financial statements to provide for this uncertainty.

8. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

9. Concentrations of Credit Risk

As of December 31, 2021, one employee's note receivable balance compromised 43.6% of the Company's total notes receivable balance.

During the course of the year ended December 31, 2021, the bank balances on occasion were in excess of the FDIC insurance limit.

10. Margin Securities Borrowing

The Company maintains a margin account with its clearing broker, Vision Financial Markets, whereby all securities are purchased on margin. The clearing broker calculates the Company's buying power using the Company's net equity maintained at the clearing broker, assuring the Company maintains acceptable ratios pursuant to its clearing agreement. The provision of such accounts by investment brokerage companies is typical in the industry. The margin balance as of December 31, 2021 was $1,385,376.

11. Leases

The Company is a lessee in various non-cancelable operating leases for office space subject to ASC 842, Leases. The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating leases are set to expire on March 31, 2023, December 31, 2024, June 30, 2026, and January 31, 2027.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease costs	$	604,390
Short-term lease costs		236,614
	$	841,004

Amounts reported in the Statement of Financial Condition as of December 31, 2021 are as follows:

Right of use asset, net	$	1,967,428
Lease liability	$	2,311,624

Maturities of lease liability under the non-cancelable operating leases as of December 31, 2021 are:

2022		626,173
2023		603,951
2024		576,201
2025		560,038
2026		317,460
2027		6,366
Total undiscounted lease payments	$	2,690,189
Less imputed interest		378,565
Total lease liability	$	2,311,624

12. Employee Benefit Plan

Effective September 4, 2018, the Company adopted a 401(k) retirement savings and profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan immediately upon joining the firm and attaining age 18. The Company's matching and profit sharing contributions are discretionary, are determined each year by the Company, and are 100% vested at all times. The Company made no matching or profit sharing contributions during the year ended December 31, 2021.

13. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

14. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Paulson Investment Company, LLC
Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2021

Member's Equity	$	12,762,301
Less: Non-allowable Assets		
Notes and other receivables		471,583
Non-marketable securities, at fair value		3,996,978
Fixed assets, net of accumulated depreciation and amortization		87,435
Prepaid expenses and other assets		866,482
		5,422,478
Other Additions: Underwriter warrants payable to employees		29,545
Tentative Net capital		7,369,368
Less: Haircuts		(275,839)
Net capital		7,093,529
Less: Required Net Capital		(234,000)
Excess Net capital	$	6,859,529
Computation of Aggregate Indebtedness		
Total liabilities before subordinated debt	$	2,387,745
Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000 or the average number of markets made in the preceding 30 days, whichever is greater)		234,000
Percentage of Aggregated Indebtedness to Net Capital		33.66%
Ratio of Aggregated Indebtedness to Net Capital		.34 : 1

There are no material differences between the computation of
Net Capital presented above and the most recent Form X-17a-5,
Part IIA as of December 31, 2021, as filed.

See Report of independent registered public accounting firm

Paulson Investment Company, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2021

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company's investment banking services and proprietary trading business activities are exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. section 240.17a-5. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Paulson Investment Company, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Paulson Investment Company, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Paulson Investment Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Paulson Investment Company, LLC stated that Paulson Investment Company, LLC met the identified exemption provisions throughout the year ended December 31, 2021 without exception, and (3) Paulson Investment Company, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Paulson Investment Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paulson Investment Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez + Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 25, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Paulson Investment Company LLC
Exemption Report
Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2021

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. para. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. para 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k) under the following provisions of 17 C.F.R. section 240.15c3-3 (k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F. R. section 240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. section 240.17a-5 are limited to (1) investment banking services; and (2) proprietary trading. The company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Paulson Investment Company, LLC

I, Malcolm Winks, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Malcolm Winks
President/CFO

Paulson Investment Company, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Paulson Investment Company, LLC and the SIPC, solely to assist you and SIPC in evaluating Paulson Investment Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Paulson Investment Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Paulson Investment Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Paulson Investment Company, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.
Alvarez & Associates, Inc.

Northridge, California
March 25, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



Paulson Investment Company, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

		Amount
Total assessment	$	73,316
SIPC-6 general assessment		
Payment made on July 20, 2021		(37,299)
SIPC-7 general assessment		
Payment made on February 21, 2022		(36,017)
Total assessment balance		
(overpayment carried forward)	$	-